SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                                NHP Incorporated
                               (Name of Issuer)

                               Common Stock
                        (Title of Class of Securities)

                                 62913E105
                               (CUSIP Number)

               Check the following box if a fee is being paid with this statement ( ). (a fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


           CUSIP NO. 62913E105        13G

            1  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Capricorn Investors, L.P.
                   EIN 06-1212655

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [  ]
                                                                  (b) [x ]
            3  SEC USE ONLY

            4  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                      NUMBER OF      5  SOLE VOTING POWER
                       SHARES              1,309,792
                     BENEFICIALLY
                      OWNED BY       6  SHARED VOTING POWER
                       EACH                 --
                    REPORTING
                     PERSON          7  SOLE DISPOSITIVE POWER
                      WITH                 1,309,792

                                     8  SHARED DISPOSITIVE POWER
                                            --

            9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

                  1,309,792

           10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES*

           11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 10.4%

           12  TYPE OF REPORTING PERSON

                 PN


          CUSIP No.  62913E105                    13G

            1  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Capricorn Holdings, G.P.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [  ]
                                                                  (b) [x ]

            3  SEC USE ONLY

            4  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                          NUMBER OF      5  SOLE VOTING POWER
                            SHARES             1,309,792
                        BENEFICIALLY
                          OWNED BY       6  SHARED VOTING POWER
                           EACH                --
                        REPORTING
                         PERSON          7  SOLE DISPOSITIVE POWER
                          WITH                 1,309,792

                                         8  SHARED DISPOSITIVE POWER
                                               --

            9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,309,792

           10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES*

           11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 10.4%

           12  TYPE OF REPORTING PERSON

                 PN


          CUSIP No.  62913E105                    13G

            1  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Winokur Holdings, Inc.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [  ]
                                                                  (b) [x ]

            3  SEC USE ONLY

            4  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                       NUMBER OF         5  SOLE VOTING POWER
                        SHARES                 1,309,792
                     BENEFICIALLY
                       OWNED BY          6  SHARED VOTING POWER
                        EACH                   --
                     REPORTING
                      PERSON             7  SOLE DISPOSITIVE POWER
                       WITH                    1,309,792

                                         8  SHARED DISPOSITIVE POWER
                                               --

            9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,309,792

           10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES*

           11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 10.4%

           12  TYPE OF REPORTING PERSON

                 CO


          CUSIP No.  62913E105                    13G

            1  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Herbert S. Winokur, Jr.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [  ]
                                                                  (b) [x ]

            3  SEC USE ONLY

            4  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

                       NUMBER OF         5  SOLE VOTING POWER
                        SHARES                 1,309,792
                     BENEFICIALLY
                       OWNED BY          6  SHARED VOTING POWER
                        EACH                   --
                     REPORTING
                      PERSON             7  SOLE DISPOSITIVE POWER
                      WITH                     1,309,792

                                         8  SHARED DISPOSITIVE POWER
                                               --

            9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,309,792

           10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES*

           11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 10.4%

           12  TYPE OF REPORTING PERSON

                 IN


          ITEM 1.

               (a)  Name of Issuer:

                         NHP Incorporated

               (b)  Address of Issuer's Principal Executive Offices:

                         8065 Leesburg Pike, Vienna, VA  22182

          ITEM 2.

               (a)  Name of Persons Filing:

                         Capricorn Investors, L.P., Capricorn
                         Holdings, G.P., Winokur Holdings, Inc. and
                         Herbert S. Winokur, Jr. (collectively, the "Reporting Persons"). Capricorn Holdings, G.P. is the general partner of Capricorn
                         Investors, L.P. Winokur Holdings, Inc. has an approximately 95% interest in Capricorn
                         Holdings, G.P. Herbert S. Winokur, Jr. is the sole shareholder, director and executive officer of Winokur Holdings, Inc.

               (b) Address of Principal Business Office or, if none, Residence:

                         The principal business office of each of the Reporting Persons is 30 East Elm Street, Greenwich, CT 06830.

               (c)  Citizenship:

                         Each of the Reporting Persons is a citizen of the State of Delaware, except for Herbert S. Winokur, Jr. who is a citizen of the United States of America.

               (d)  Title of Class of Securities:

                         Common Stock

               (e)  CUSIP Number:

                         62913E105


          ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE
                    13D-1(B), OR 13D-2(B):

               The Reporting Persons are not filing in any of the capacities listed in Item 3 of the Schedule; rather, the Reporting Persons are filing pursuant to Rule
               13d-1(c).


          ITEM 4.   OWNERSHIP.

               (a)  Amount Beneficially Owned:

                         1,309,792

               (b)  Percent of Class:

                         10.4%

               (c)  Number of shares as to which such persons have:

                       (i)    sole power to vote or to direct the vote:

                              1,309,792

                      (ii)    shared power to vote or to direct the vote:

                              --

                     (iii)    sole power to dispose or to direct
                              the disposition of:

                              1,309,792

                      (iv)    shared power to dispose or to direct
                              the disposition of:

                              --


          ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

          ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                    OF ANOTHER PERSON.

               Not applicable.


          ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
                    SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                    REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

          ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                    THE GROUP.

               Not applicable.

          ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

          ITEM 10.  CERTIFICATION.

               The certification presented in Item 10 is not required as the reporting person is filing pursuant to Rule 13d-1(c) rather than Rule 13d-1(b).


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  October 28, 1996

                                   CAPRICORN INVESTORS, L.P.

                                   By:  Capricorn Holdings, G.P.,
                                        its General Partner

                                   By:  Winokur Holdings, Inc.,
                                        General Partner

                                   By:  /s/  Herbert S. Winokur, Jr

                                   Name:   Herbert S. Winokur, Jr.
                                   Title:  President


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  October 28, 1996

                                   CAPRICORN HOLDINGS, G.P.

                                   By:  Winokur Holdings, Inc.,
                                        its General Partner

                                   By:  /s/  Herbert S. Winokur, Jr

                                   Name:   Herbert S. Winokur, Jr.
                                   Title:  President


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  October 28, 1996

                                   WINOKUR HOLDINGS, INC.

                                   By: /s/  Herbert S. Winokur, Jr

                                   Name:   Herbert S. Winokur, Jr.
                                   Title:  President


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  October 28, 1996

                                    /s/  Herbert S. Winokur, Jr

                                        Herbert S. Winokur, Jr.


                                  Exhibit A

                            Joint Filing Agreement

               In accordance with Rule 13d-1(f) promulgated under the Securities and Exchange Act of 1934, the undersigned agree to the joint filing of a statement on Schedule 13G with respect to the common stock of NHP Incorporated and further agree that this Joint Filing Agreement be included as an Exhibit thereto.

                                   CAPRICORN INVESTORS, L.P.

                                   By:  Capricorn Holdings, G.P.,
                                        its General Partner

                                   By:  Winokur Holdings, Inc.,
                                        General Partner

                                   By: /s/  Herbert S. Winokur, Jr

                                   Name:   Herbert S. Winokur, Jr.
                                   Title:  President

                                   CAPRICORN HOLDINGS, G.P.

                                   By:  Winokur Holdings, Inc.,
                                        its General Partner

                                   By:  /s/  Herbert S. Winokur, Jr

                                   Name:   Herbert S. Winokur, Jr.
                                   Title:  President

                                   WINOKUR HOLDINGS, INC.

                                   By: /s/  Herbert S. Winokur, Jr

                                   Name:   Herbert S. Winokur, Jr.
                                   Title:  President

                                    /s/  Herbert S. Winokur, Jr

                                        Herbert S. Winokur, Jr.